Mail Stop 3561

March 7, 2008

George Marquez
Chief Executive Officer
Semper Flowers, Inc.
1040 First Avenue, Suite 173
New York, NY 10021

>   **Re: Semper Flowers, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed February 11, 2008**
>   **File No. 333-149158**

Dear Mr. Marquez:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Facing Page

1. We note that you have not marked the box indicating that you are a smaller reporting company. However, from a description of your company, it appears that you are a smaller reporting company. Please revise your registration statement cover page or advise us why you believe that you are not a smaller reporting company.

<u>Prospectus Cover Page</u>

2. Please limit the disclosure on the cover page to the information set forth in Item 501 of Regulation S-K. In this regard, revise your cover page to remove the amount of revenues you generated for the fiscal year ended June 30, 2007.

<u>Prospectus Summary, page 1</u>

3. Revise to clarify that the summary highlights "material" rather than "selected" information.

4. Please revise to quantify the amount of funding you will need to raise over the next 12 months to continue in business and to implement your business plan of acquiring florists.

<u>The Offering, page 2</u>

5. We note here and in your financial statements you disclose that you have 4,933,529 shares outstanding. However, in your selling shareholders and security ownership of certain beneficial owners and management sections you base your disclosures on 4,423,529 shares outstanding. Please revise your disclosures or advise us why it appropriate to use different numbers for shares outstanding.

<u>Risk Factors, page 3</u>

<u>Our working capital is limited…, page 3</u>

6. Please revise to quantify your capital needs in the short term to provide additional context to this risk. Also clarify that Mr. Marquez and the unrelated third parties will have no obligation to fund the company. Please specify which unrelated third parties, if any, may provide you with funding and discuss any agreements they have to provide funding. Please state that Mr. Marquez will not use proceeds from sales to fund the company since he is not identified as a selling shareholder. Finally, you should clarify how completing this offering will address your working capital concerns since the company is not selling any securities in the offering.

<u>George Marquez, our director and sole executive officer…, page 5</u>

7. Please disclose the number of hours per week you expect Mr. Marquez will work on your behalf.

Description of Business, page 10

8. Please provide copies of the reports or studies that support the qualitative and comparative statements contained in your prospectus. We note the following examples:

   - "Industry analysts expect the cut-flower wholesale business should remain strong…," page 10;
   - "California tops the U.S. states in domestic flower production." page 10;
   - "direct marketers … represent a small percentage of the floral retail market." page 10; and
   - "Key trends in the floral retail market include:

     • the increasing role of floral direct marketers, particularly those marketing floral products over the Internet, which has resulted in increased orders for delivery to be placed through floral direct marketers versus traditional retail florists;
     • the advent of retail consumer companies that deliver unarranged boxed flowers via common courier with no involvement of retail florists; and
     • the increased presence of supermarkets and mass merchants, which has reduced the cash and carry floral business for the traditional retail florist." Page 11.

   These are only examples. Please tell us if the statement represents management's belief. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Please revise throughout your prospectus as necessary.

9. Please discuss how your acquisition of The Absolute Florist fits with your acquisition strategy of acquiring "floral businesses that will provide reasonable cash flow." In this regard, you should clarify what "reasonable" cash flow means and explain how your sole acquisition falls within this strategy given that it was not cash flow positive.

10. You state that you will acquire floral businesses that would benefit from "substantial cost reductions associated with consolidation, web based sales and call center servicing." Please indicate whether you have implemented any of these plans to date, how you will fund these services and whether your management has any experience related to offering these services.

Management's Discussion and Analysis, page 12

11. Please revise to provide a discussion of the results of operations of Semper Flowers, Inc. for the period from inception to December 31, 2007.

12. Please expand your discussion of the results of operations of Absolute Florist, Inc. to explain the reasons for material changes in financial statement line items. For example, please explain why costs of sales as a percentage of sales improved in the period ended October 31, 2007.

Plan of Operations, page 13

13. Please explain why Mr. Marquez believes that the floral sector is undervalued and offers potential opportunities for growth, especially in light of your disclosure that the unit sales of fresh cut flowers has remained "essentially unchanged."

14. Given that you are currently in the development stage, please disclose the events or milestones that you will need to accomplish in order to implement your business plan in the next twelve months. In this regard, your disclosure should fully describe each event or milestone, discuss how you will perform or achieve each event or milestone, quantify the estimated costs to achieve each event or milestone and delineate the timeframe for achieving each event or milestone. Specifically, as it appears that a cornerstone of your strategy is the acquisition of small family owned florists; please discuss your projected need for acquisition financing and your present prospects for obtaining such financing.

Plan of Operations – Semper Flowers, Inc., page 14

15. Some of your bullet points in this discussion appear identical to those in your description of business section on page 10. Please revise to eliminate unnecessary duplicative disclosure.

Executive Officers and Directors, page 16

16. Please provide the last five years of business experience for Mr. Marquez. See Item 401(e) of Regulation S-K. You have not included a discussion of his business experience from 2005 to the date of your prospectus.

Executive Compensation, page 17

17. Please disclose in the summary compensation table the $100,000 in shares of common stock that were issued to Mr. Marquez as compensation. See Item 402 of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 18

> 18. Please disclose the natural person(s) that has the ultimate voting or investment control over the shares held by Sichenzia Ross Friedman Ference LLP.

Where You Can Find More Information, page 20

> 19. Please remove the reference to Form SB-2 in this section.

Exhibits

> 20. Please file as an exhibit to the registration statement the certificate of designation related to the 100,000 shares of preferred stock issued in connection with The Absolute Florist acquisition. See Item 601 of Regulation S-K.

Report of Independent Registered Public Accounting Firm on the Financial Statements of Semper Flowers, Inc., page F-1

> 21. Please have your independent accountants revise the language regarding internal controls included in the scope paragraph of their report such that the language conforms more closely to the example report language provided in paragraph 88 of AU Section 9508.17 of the codification of Statements of Auditing Standards.

Financial Statements of Semper Flowers, Inc. for the Period Ended December 31, 2007

General

> 22. Please disclose your fiscal year end.

Note 2. Summary of Significant Accounting Policies, page F-6

Advertising, page F-7

> 23. Please disclose the dollar amount of advertising expenses for each period presented as well as the line item on the statement of operations that includes such costs. Refer to paragraph 49.c. of SOP 93-7.

Inventories, page F-7

> 24. Please disclose the types of costs included in inventory and cost of revenue.

Revenue Recognition, page F-7

25. Please revise to provide a more company specific revenue recognition policy. In particular, please disclose whether revenue is recognized upon shipment or upon delivery to and acceptance by the customer.

26. Please revise your disclosure to clarify, if true, that fees charged for shipping and handling are included in revenues. Otherwise, please tell us how your treatment of these fees is consistent with the guidance in EITF 00-10.

Note 4. Equity Transactions, page F-10

27. Please tell us in detail and revise your disclosure to clarify the terms of the common stock purchase warrant issued as consideration for legal fees. Please be sure to address the contractual life of the warrant, the conditions for exercise of the warrant, and the exercise price of the warrant. Revise the disclosure to clarify whether the warrant is for the purchase of 15% of the fully diluted shares of common stock outstanding on the date of issuance of the warrant, or whether it is for the purchase of 15% of the fully diluted shares of common stock outstanding on the date of exercise of the warrant. Tell us how you are accounting for the warrant and the basis in GAAP for your accounting. As the warrant agreement does not appear to contain a limit on the number of shares to be delivered in a share settlement, please refer for guidance to SFAS 133 and EITF 00-19, as applicable.

Note 5. Income Taxes, page F-10

28. Please disclose the nature of the permanent difference reflected in the reconciliation of the statutory tax rate to the effective tax rate. Refer to paragraph 47 of SFAS 109.

Note 6. Purchase of Subsidiary, page F-11

29. Please tell us and disclose how you determined the acquisition cost of Absolute Florist, Inc. In your response and revised disclosure, please address: 1) how you determined the fair value of the preferred stock issued as purchase consideration; and 2) how you considered the $1,000 per month payment that you have agreed to pay the seller in determining the acquisition cost.

   With respect to item 1), please be sure to explain the terms of the preferred stock that cause the per share fair value of the preferred stock to be significantly greater than the per share fair value of your common stock. In this regard, we note that you valued the preferred shares at $1.00 per share, whereas your common shares appear to have a fair value closer to $.05 per share, based on your recent sale of common shares for cash and your proposed initial public offering price.

With respect to item 2), please indicate the basis in GAAP for your accounting. If the monthly payments are not considered to be part of the purchase consideration, please tell us why and indicate how you plan to account for these payments.

30. Please tell us how you determined the fair value of each asset acquired and liability assumed in the acquisition of Absolute Florist, Inc. In doing so, tell us the process you undertook to identify any intangible assets that meet the criteria in paragraph 39 of SFAS 141 for recognition apart from goodwill, such as customer lists and related customer relationship intangibles and lease agreements. Refer, for guidance, to paragraphs 35 through 46 and Appendix A of SFAS 141.

Financial Statements of Absolute Florist, Inc. for Fiscal Years Ended June 30, 2007 and June 30, 2006 and the Interim Periods Ended October 31, 2007 and October 31, 2006, page F-14

General

31. Please revise to comply with the applicable comments above.

Balance Sheets, page F-14

32. Please explain why the balances of accounts receivable, inventory, prepaid rent, furniture and fixtures, net and accounts payable at October 31, 2007 are unchanged from the balances presented for these items at June 30, 2007.

Statements of Operations, page F-15

33. Please revise to provide for depreciation expense during the four month periods ended October 31, 2007 and October 31, 2006 or explain why you believe your current presentation is appropriate.

Statements of Cash Flows, page F-17

34. Please show the activity within cash overdrafts as financing cash flows. The total amounts of cash and cash equivalents at the beginning and end of each period shown in the statement of cash flows should be the same amounts as the similarly titled line item on the balance sheet. Refer to SFAS 95.

Pro Forma Combined Financial Statements, page F-21

35. Please revise to present pro forma earnings per common share for each period presented.

36. Please revise to make pro forma adjustments that give effect to the business combination using the purchase method of accounting. Such adjustments should be presented in a separate column to arrive at pro forma combined amounts. Pro forma adjustments should be referenced to notes which clearly explain the nature of the adjustments and how they were determined. Pro forma adjustments should include the adjustment of assets and liabilities to fair value and the recognition of intangible assets, with related changes in depreciation and amortization expense. Pro forma adjustments should also include any new compensation contracts with management if new contracts were entered into as part of the acquisition agreement.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sondra Snyder, Accountant, at (202) 551-3332 or Robyn Manuel, Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Stephen M. Fleming, Esq.